

07023395

082-00596

SUPPL

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

ANNUAL FINANCIAL RESULTS
for the year ended 31 December 2006

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

- Headline earnings R1 041million
- Final dividend of 350 cents per share
- Special dividend of 100 cents per share
- Rolled steel production - best in 10 years
- Record local steel despatches

RECEIVED
2007 MAY 10 A 6:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Registration No. 1960/001900/06
Incorporated in the Republic of South Africa

Share code: HVL
ISIN code: ZAE000003422

Group audited financial results

The Group's financial results for the year ended 31 December 2006 set out below have been prepared in accordance with the principal accounting policies of the Group, which comply with International Financial Reporting Standards ("IFRS") and in the manner required by the Companies Act in South Africa and are consistent with those applied in the previous year, except for the Standards and Interpretations as listed below.

These results are presented in terms of IAS 34 applicable to Interim Financial Reporting. These condensed consolidated financial statements have been derived from the Group's annual statements and are consistent in all material respects with the Group's annual financial statements.

In the current year, the Group has adopted all of the new and revised Standards and Interpretations issued by the International Accounting Standards Board ("the IASB") and the International Financial Reporting Interpretation Committee of the IASB, that are relevant to its operations and effective for accounting periods beginning on 1 January 2006. The adoption of these new and revised Standards and Interpretations has resulted in changes in the Group's accounting policies and are disclosed as follows:

IFRS 4 – *Insurance Contracts and IFRS 6 - Exploration for and Evaluation of Mineral Resources*
These Standards had no impact on the Group's financial results or disclosures.

IAS 21 – *The effect of Changes in Foreign Exchange Rates*
The changes resulting from this Standard were immaterial to the Group's results and accordingly no separate disclosure was considered necessary.

IAS 39 – *Financial Instruments: Recognition and Measurement*
These amendments were already adopted in the Group's 2005 accounts and they did not have a significant impact on the Group's results.

IFRIC 4 – *Determining whether an Arrangement contains a Lease*
The adoption of this Interpretation had no material effect on the financial results of the Group and accordingly no separate disclosure was considered necessary.

IFRIC 5 – *Rights to Interest arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*
The requirements of this Interpretation were already adopted in the Group's 2005 accounts and they did not have a significant impact on the Group's results.

IFRIC 6 – *Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment*
The Group is not involved in the production or sale of household equipment and this Interpretation will have no effect on the financial results or disclosures of the Group.

The financial information has been audited by Deloitte & Touche, whose unmodified report is available for inspection at the Corporation's registered office.

Condensed consolidated income statements

	Note	Audited for the year ended 31.12.2006	31.12.2005
		Rm	Rm
Continuing operations			
Revenue		**6 832**	7 155
Operating profit before depreciation		**1 666**	3 005
Depreciation and scrapping of property, plant and equipment		**(252)**	(232)
Operating profit		**1 414**	2 773
Profit on disposal of investments		**–**	243
Interest and investment income received		**33**	74
Interest paid		**(89)**	(38)
Profit before taxation		**1 358**	3 052
Taxation charge		**(330)**	(1 136)
Profit after taxation		**1 028**	1 916
Discontinued operation			
Revenue		**69**	–
Operating profit		**16**	–
Profit on disposal of discontinued operation		**91**	
Profit before taxation		**107**	
Taxation charge		**(22)**	–
Profit after taxation		**85**	–
Total operations			
Revenue	5	**6 901**	7 155
Operating profit before depreciation		**1 682**	3 005
Depreciation and scrapping of property, plant and equipment		**(252)**	(232)
Operating profit		**1 430**	2 773
Profit on disposal of investments		**–**	243
Interest and investment income received		**33**	74
Interest paid		**(89)**	(38)
Profit before disposal of discontinued operation		**1 374**	3 052
Profit on disposal of discontinued operation		**91**	–

Condensed consolidated income statements (cont.)

	Note	Audited for the year ended 31.12.2006	31.12.2005
		Rm	Rm
Profit before taxation		**1 465**	3 052
Taxation charge		**(352)**	(1 136)
Attributable profit		**1 113**	1 916
Basic earnings per share		Cents	Cents
From continuing operations		**1 035.9**	1 936.2
From discontinued operations		**86.7**	–
From total operations		**1 122.6**	1 936.2
Basic earnings per share - diluted		Cents	Cents
From continuing operations		**1 035.8**	1 916.7
From discontinued operations		**86.7**	–
From total operations		**1 122.5**	1 916.7
Reconciliation of headline earnings		Rm	Rm
Attributable profit		**1 113**	1 916
Add/(deduct) after tax effect of:			
Profit on disposal of discontinued operation		**(73)**	–
Impairment losses recognised		**11**	–
Net (profit)/loss on disposal and scrapping of property, plant and equipment		**(10)**	36
Profit on disposal of investments		**–**	(230)
Headline earnings		**1 041**	1 722
Headline earnings per share		Cents	Cents
From continuing operations		**1 036.8**	1 739.8
From discontinued operations		**12.2**	–
From total operations		**1 049.0**	1 739.8
Headline earnings per share - diluted		Cents	Cents
From continuing operations		**1 036.8**	1 721.9
From discontinued operations		**12.2**	–
From total operations		**1 049.0**	1 721.9
Number of shares		Million	Million
Ordinary shares in issue as at year-end date*		**99.1**	99.1
Weighted average number of ordinary shares*		**99.1**	99.0
Diluted number of ordinary shares*		**99.1**	99.0
* Rounded to nearest hundred thousand			
Dividends per share – based on calendar profits		Cents	Cents
Interim dividends proposed and paid		**250**	1 480
Final dividend proposed		**350**	400
Final dividend paid		**400**	320
Special dividends proposed		**100**	950
Special dividend paid		**–**	950

Condensed consolidated balance sheets

	Note	Audited as at 31.12.2006	31.12.2005
		Rm	Rm
Assets			
Non-current assets		**2 221**	1 678
Property, plant and equipment		**2 115**	1 571
Held-to-maturity investments		**3**	3
Available-for-sale investments		**103**	104
Current assets		**2 348**	2 221
Total assets		**4 569**	3 899
Equity and liabilities			
Shareholders' equity		**1 871**	1 325
Non-current liabilities		**570**	386
Financial leases		**23**	36
Long-term provisions		**285**	186
Deferred taxation		**262**	164
Current liabilities		**2 128**	2 188
Total equity and liabilities		**4 569**	3 899
Net borrowings	3	**(550)**	(98)
Net asset value – cents/share		**1 887**	1 336

Condensed consolidated statements of recognised income and expense

	Audited for the year ended 31.12.2006	31.12.2005
	Rm	Rm
Actuarial loss on defined benefits recognised directly in equity	**(10)**	(31)
Tax on above taken directly to equity	**3**	9
Currency translation differences	**81**	(34)
Fair value re-classified to income	**–**	(166)
Fair value revaluation	**(1)**	–
Net income/(expense) recognised directly in equity	**73**	(222)
Attributable profit for the year	**1 113**	1 916
Total recognised income and expense for the year	**1 186**	1 694



Condensed consolidated cash flow statements

	Audited for the year ended 31.12.2006	31.12.2005
	Rm	Rm
Cash available from operations before taxation paid	1 486	2 708
Taxation paid	(637)	(655)
Net cash generated by operating activities	849	2 053
Effects of exchange rate changes on cash held in foreign currencies	117	–
Net cash (used in)/generated by investing activities	(774)	412
Investing activities	(774)	(664)
Proceeds on disposal of investments	–	1 076
Net cash inflow before financing activities	192	2 465
Net cash generated by financing activities before dividends paid	261	503
Dividends paid	(644)	(2 724)
Net (decrease)/increase in cash and cash equivalents	(191)	244

Condensed segmental reports (Continuing operations)

	Audited for the year ended 31.12.2006	31.12.2005
	Rm	Rm
Revenue		
Steelworks	3 445	2 846
Vanadium	2 468	3 624
Ferro-alloys	919	685
Total revenue	6 832	7 155
Operating profit/(loss)		
Steelworks	619	552
Vanadium	838	2 194
Ferro-alloys	(43)	27
Total operating profit	1 414	2 773

Notes to the condensed consolidated financial statements

1 Companies Act and JSE Limited Listings Requirements

Compliance with the Companies Act No. 61 of 1973 as well as the Listings Requirements of the JSE Limited has been maintained throughout the reporting periods.

2 Related party transactions

Transactions entered into between the Corporation and its related parties during the reporting periods were arm's length transactions between willing parties at fair value.

3 Net borrowings

Net borrowings are calculated by subtracting the cash and cash equivalents from financial leases (long-term debt) and short-term loans.

4 Condensed statements of changes in equity

	Share capital and share premium	Non-distributable reserves: Translation and share-based payment reserves	Non-distributable reserves: Fair value reserves	Retained profit	Total
	Rm	Rm	Rm	Rm	Rm
2005					
Actuarial loss on defined benefits recognised directly in equity				(31)	(31)
Tax on above taken directly to equity				9	9
Currency translation differences		(34)			(34)
Net income recognised directly in equity	–	(34)	–	(22)	(56)
Fair value re-classified to income			(166)		(166)
Attributable profit for the year				1 916	1 916
Total recognised income and expense for the year	–	(34)	(166)	1 894	1 694
Balance at 31 December 2004	570	–	170	1 597	2 337
Dividends paid				(2 724)	(2 724)
Recognition of share-based payments		3			3
Proceeds from shares issued	15				15
Balance at 31 December 2005	585	(31)	4	767	1 325

Notes to the condensed consolidated financial statements (cont.)

	Share capital and share premium	Non-distributable reserves: Translation and share-based payment reserves	Non-distributable reserves: Fair value reserves	Retained profit	Total
	Rm	Rm	Rm	Rm	Rm
2006					
Actuarial loss on defined benefits recognised directly in equity				(10)	(10)
Tax on above taken directly to equity				3	3
Currency translation differences		81			81
Fair value loss on VRB Power Systems Inc.			(1)		(1)
Net income recognised directly in equity	–	81	(1)	(7)	73
Attributable profit for the year				1 113	1 113
Total recognised income and expense for the year	–	81	(1)	1 106	1 186
Balance at 31 December 2005	585	(31)	4	767	1 325
Dividends paid				(644)	(644)
Recognition of share-based payments		4			4
Balance at 31 December 2006	585	54	3	1 229	1 871

		Unaudited 31.12.2006	31.12.2005
5 Supplementary revenue information			
Sales volumes of major products			
Total steel	tons	802 648	735 307
Vanadium pentoxide (Vanchem)	kg V_2O_5	3 484 318	4 406 811
Ferrovanadium and ferrovanadium nitride	kg V	7 341 577	7 112 457
Vanadium chemicals	kg V_2O_5	1 341 743	1 116 929
Vanadium slag	tons V_2O_5	15 094	13 803
Weighted average selling prices achieved for major products			
Total steel	$/ton	605	566
Vanadium pentoxide (Vanchem)	$/kg V_2O_5	18	35
Ferrovanadium	$/kg V	39	64
Vanadium chemicals	$/kg V_2O_5	20	29
Average R/$ exchange rate		6.69	6.31
6 Financial ratios			
Current ratio		1.10	1.02
Market capitalisation – Rm		7 733	8 407

7 Contingent liabilities

As required by the Mineral and Petroleum Resources Development Act, No. 28 of 2002, a guarantee amounting to R176 million (2005: R Nil) was issued on 1 February 2007 in favour of the Department of Minerals and Energy for the unscheduled closure of Mapochs mine.

Notice of final ordinary and special dividends

On Tuesday, 6 February 2007, the directors of the Corporation declared a final dividend No. 66 of 350 cents per share (South African currency) and a special dividend No. 67 of 100 cents (South African currency) on the ordinary shares for the year ended 31 December 2006, as follows:

Last day to trade to qualify for dividends (and for changes of address or dividend instructions)	Friday, 2 March 2007
Ex-dividend on the JSE Limited	Monday, 5 March 2007
Record date	Friday, 9 March 2007
Payment date of dividends	Monday, 12 March 2007

Share certificates may not be dematerialised or rematerialised between Monday, 5 March 2007 and Friday, 9 March 2007, both days inclusive.

By order of the Board

Ms A Diener — Emalahleni
Company Secretary — 6 February 2007

The annual report will be posted to all registered shareholders during March 2007. Enquiries may be directed to email address: general@hiveld.co.za

Registered office:
Portion 29 of the farm
Schoongezicht No. 308 JS
District Emalahleni, Mpumalanga

P O Box 111, Witbank 1035

Tel: (013) 690-9911
Fax: (013) 690-9033

Transfer secretaries:
Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street, Johannesburg, 2001

P O Box 61051, Marshalltown 2107

Tel: (011) 370-5000
Fax: (011) 688-5200

Creating value through innovation ...

Strategic direction

During 2006, Highveld Steel and Vanadium Corporation Limited ("Highveld" or "the Corporation") continued to maintain and grow its position as the world's leading vanadium producer, and continued striving towards its goal of being amongst the lowest cost quartile steel producers of the world.

Despite the sharp reduction in the vanadium price during the year, the Corporation remained on track with its long-term vision to create superior value and benefits, on a sustainable basis across commodity cycles, for all stakeholders. It did so, inter alia, by completing the conversion of a second furnace at the Ironmaking division to the open slag bath configuration and progressing various other projects and initiatives aimed at improving efficiencies, and yields, reducing costs and increasing output.

Financial results

Following the stabilisation of vanadium prices at a more sustainable level after the record highs of 2005, reduced vanadium production and weaker ferro-alloy markets, the Group's headline earnings declined to R1 041 million from the best-ever R1 722 million reported in 2005. The decline was moderated, however, by an exceptionally strong domestic demand for steel and the on-going efforts to reduce costs further and improve efficiencies, yields and output - which contributed to total cost savings of R199 million (2005: R232 million). The 2006 results were Highveld's second best in history.

Profit attributable to shareholders for the year was R1 113 million (2005: R1 916 million). Headline earnings per share decreased to 1 049.0 cents (2005: 1 739.8 cents).

Despite an increase in the Group's net debt position at year-end, due mainly to capital expenditure and tax payments of R1 423 million (2005: R1 279 million), the Board's confidence in the Group's business position and future cash flow is reflected in its declaration of a final dividend of 350 cents per share and a special dividend from the sale of Ferroveld of 100 cents. This brings the total ordinary dividends to 600 cents (2005: 1 880 cents) and special dividends to 100 cents (2005: 950 cents).

Operations

Vanadium

Demand for vanadium, over the next 10 years, is expected to grow at a marginally lower rate than the annual compounded growth rate of 4 per cent experienced over the last 15 years. The growth rate is mainly influenced by global demand for steel, particularly from China, as well as increased demand for vanadium-based chemicals. In recent years, vanadium output from China and Russia has been increasing, off-setting a decrease in South African and Australian output.

In 2006, the average ferrovanadium price achieved was $39 per kilogram vanadium, compared with the 2005 average of $64 per kilogram.

At the Group's Vanchem operation, vanadium production was lower than 2005, due to the planned kiln refractory reline involving all three kilns, and a bag filter upgrade. In addition to the planned relining of the kilns, one kiln also had to undergo a major mechanical overhaul following a shell and ring gear failure.

The completion of the filter press and fusion furnace projects at Vanchem resulted in improved working conditions and enhanced performance. A number of projects required by the Integrated Water and Waste Management Plan at Vanchem have been successfully completed.

Steel

Global steel consumption has grown consistently by an average annual rate of 6 per cent from 2000 to 2005. This growth has been driven mainly by the demand in China. In 2006, the global production of crude steel rose by 8.8 per cent compared with 5.7 per cent in 2005, while production in China increased by 18.5 per cent. Towards the end of 2006, the growth in global steel demand started declining, and prices followed suit, led by declines in America, where major mills started implementing production cutbacks.

Highveld's rolled steel production increased by 12 per cent compared with 2005, and a strong domestic demand saw local steel despatches increase by 25 per cent. This increased demand is attributed to broad-based demand led by the mining and chemical industries.

The Group's performance also benefitted from the increase in international prices for its export steel products, as a result of strong commodity prices.

Ferro-alloys

Market conditions for manganese alloys started to improve during the second quarter of 2006 to the extent that it was possible to operate all furnaces during the high cost winter months, positively influencing production and sales. Although prices also improved in Europe, North and South America remained the most profitable markets for manganese products. Demand for the Group's ferrosilicon products also improved during the year but prices remained at relatively low levels despite significant improvements in world-wide stainless steel demand.

Safety, health, environment and quality

Highveld deeply regrets the death of two contractor employees at the Ironmaking division and the South Africa Japan Vanadium (Proprietary) Limited plant respectively during the year.

Safety, employee health, the environment and quality assurance remain key focus areas at the Corporation. This is reflected in the lost-time injury frequency rate (LTIFR), which remained stable at 0.22 for the year (2005: 0.22) and a non lost-time injury frequency rate which improved by 22 per cent - a world-class performance. Seven of the 14 divisions achieved a zero LTIFR compared with five in 2005.

All divisions are ISO 14001 certified according to the 2004 standard and all divisions remain ISO 9001 certified. As planned, all divisions underwent phase 1 of the OHSAS 18001 Safety Management System certification audit in 2006. Vanchem also completed phase 2 and achieved certification. The remaining divisions continue working towards obtaining certification.

The Corporation's five-year programme to achieve international best-practice for emission control, waste management and water and energy conservation, has been adjusted during the year under review to include steps to ensure that the Corporation complies with new air quality legislation.

In September 2006, Transalloys became one of the first South African companies to receive approval from the International Methodology Panel for the methodology to be used for calculating the carbon emission savings on a furnace modification project. The project will now be submitted for registration in order to obtain the Certified Emission Reductions (CDM trading units) generated since 2004. Similar applications will be made for the Steel Plant induction furnace project and the Ironmaking division open slag bath furnace modifications.

Investments

Highveld continued its policy of divesting from non-core assets, with the sale of its 50 per cent holding in Ferroveld, to Elkem International AS, a leading global producer of high-quality electrode paste for R120 million.

Capital expenditure

Capital expenditure, aimed at improving production, safety and environmental impacts, amounted to R818 million (2005: R624 million). At year-end, an amount of R458 million (2005: R582 million) had been committed, which will be funded from internally generated cash flows or available borrowing facilities.

Transformation

Transformation, driven by the Transformation Committee of the Board, forms an integral part of Highveld's business strategy, management approach, supply chain philosophy and community projects.

Sale of Anglo American plc shares in Highveld

Following the announcement in 2005 that Anglo American plc planned to sell its shareholding in Highveld, in line with its revised business strategies and objectives, Evraz Group S.A. ("Evraz") and Credit Suisse Group ("Credit Suisse") both purchased 24.9 per cent of Highveld for an aggregate consideration of $412 million. Evraz has an option to increase its stake in Highveld once regulatory approvals are received. Subject to Evraz receiving such regulatory approvals, Evraz will be entitled to purchase Anglo American's remaining 29.2 per cent shareholding for $266 million. This amount will be reduced by any dividends paid by Highveld prior to Anglo American selling its remaining shares. In terms of a separate option agreement, Evraz has an option over the 24.9 per cent held by Credit Suisse in Highveld. Should Evraz increase its interest beyond 35 per cent, it will be obliged to make an offer to all shareholders of Highveld.

Directorate

Following the Evraz/Credit Suisse transactions, we welcome three Evraz directors to the Highveld Board, namely James Campbell, Alexander Frolov and Alexander Sorokin. We value the global perspective they bring to the Board.

Outlook for 2007

Assuming ferrovanadium prices around the current levels of $32 per kilogram vanadium and a Rand exchange rate at above R7.00 to the Dollar respectively, Highveld's performance in 2007 should be similar to that of 2006.

The strong domestic demand for the Corporation's steel products is expected to continue and should support earnings in the new year. The international demand for steel is expected to remain stable which should also positively impact on the Group's earnings.

The Rand exchange rate appears to have eased off its position of strength of the past few years, and any further weakening will benefit export sales especially for vanadium products. A continued cost savings drive will further support earnings.

Recently completed capital projects, notably the two completed open slag bath conversions, and the second ladle furnace, will bolster output of vanadium as well as iron and steel and improve efficiencies which will underpin performance and allow the Group to satisfy the expected strong domestic demand for steel.

In conclusion, the Board thanks the executives, management and all Highveld employees, who met the challenges of 2006 head-on, including the period of uncertainty during the bidding process for the Anglo American shareholding. The team's resilience and continued commitment during the transition period following the sale of shares in Highveld by Anglo American is appreciated.

Thanks to its loyal and enthusiastic people, Highveld remains well positioned to optimise its coveted position in the vanadium and steel markets.

G G Gomwe
Chairman

A J de Nysschen
Chief Executive Officer

6 February 2007

Directors:

G G Gomwe *(Chairman)* (Zimbabwean)
A J de Nysschen *(Chief Executive Officer)*
D D Barber, E Barnardo, I Botha, L Boyd, C B Brayshaw, J W Campbell,
C J Colebank, A V Frolov (Russian), A Harris, L Matteucci, N B Mbazima (Zambian),
Ms D R Motsepe, Dr A J Pienaar, B J T Shongwe and A Sorokin (Russian)

Alternate director:
G F Young

Company Secretary:
Ms A Diener

END

Sponsor:
JPMorgan
J.P. Morgan Equities Limited
Registration number 1995/011815/06